555 Eleventh Street, N.W., Suite 1000 Washington, D.C. 20004-1304 Tel: +1.202.637.2200 Fax: +1.202.637.2201 www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi Barcelona Beijing Boston Brussels Chicago Doha Dubai Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.
April 9, 2012
VIA EDGAR AND HAND DELIVERY
Max A. Webb Assistant Director Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	ACL I Corporation
Amendment No. 3 to the Registration Statement on Form S-4
Filed March 27, 2012
File No. 333-178345

Dear Mr. Webb:

On behalf of our client, ACL I Corporation, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 4 (“Amendment No. 4”) to the above-captioned Registration Statement on Form S-4 of the Company filed with the Commission on December 6, 2011 and as amended by Amendment No. 1 (“Amendment No. 1”) filed with the Commission on December 22, 2011, Amendment No. 2 (“Amendment No. 2”) filed with the Commission on January 31, 2012 and Amendment No. 3 (“Amendment No. 3”) filed with the Commission on March 27, 2012 (collectively, the “Registration Statement”).

This amendment reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Mark K. Knoy, the Company’s Chief Executive Officer, dated April 5, 2012, from the staff of the Commission (the “Staff”). For your convenience we are also providing copies of Amendment No. 4, marked to show changes against Amendment No. 3, in the traditional non-EDGAR format to each of Tonya A. Aldave and you.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

April 9, 2012

General

1.	We note that you refer to “brown-water use” and “brown-water barges” in the Summary, Business and MD&A sections. Please revise to briefly explain this term.

Response: The Company has revised the disclosure on pages 1 and 72 in response to the Staff’s comment to briefly explain the terms “brown-water use” and “brown-water barges.”

Business, page 72

Competition, Transportation Segment, page 80

2.	We note your disclosure that December 31, 2011 data for the information appearing in the table on page 81 is expected to be available in March 2012. Please revise to update this table and any other disclosure in your prospectus for which 2011 data is currently available or advise.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that there is no more up-to-date information than is presently disclosed in the Company’s prospectus with respect to the information appearing in the table on page 81 and any other disclosure in the Company’s prospectus for which 2010 is currently presented. The Company has revised the disclosure on page 81 to state that there is no more current report that is available yet.

Principal Stockholders, page 108

3.	We note your response to our prior comment 9. Please also identify the natural persons with voting and investment power over the shares held by Finn Holding Corporation.

Response: The Company has revised the disclosure on page 108 in response to the Staff’s comment to identify the natural persons with voting and investment power over the shares held by Finn Holding Corporation.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (202) 637-1028 or my colleague, Brandon J. Bortner, at (202) 637-2117 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Patrick H. Shannon

Patrick H. Shannon

of LATHAM & WATKINS LLP

April 9, 2012

Enclosures

cc:

Brandon J. Bortner, Latham & Watkins LLP

Tonya K. Aldave, Securities and Exchange Commission